SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 24, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD CORPORATION
Corporate Taxpayer’s Identification (CNPJ) #43.776.517/0001-80
Companies Registrar (NIRE) #35.3000.1683-1
SUBSCRIBED AND PAID-UP CAPITAL - R$ 3,403,688,565.23

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON MARCH 21, 2005

Date, Time and Venue: On March 21, 2005, at 4:00 pm, at the Company’s headquarters located at Rua Costa Carvalho, 300, in the city of São Paulo. CALL: Call Notice published by the newspapers “Official Gazette of the State of São Paulo” and “Jornal da Tarde” issued on March 18, 19 and 22, 2005. ATTENDANCE: Shareholders representing over two-thirds of the Company’s capital, pursuant to signatures executed on the Shareholders’ Attendance Book. PRESIDING BOARD: Chairman: Vice-Chairman of the Board of Directors, Fernando Carvalho Braga, Secretary: Mrs. Maria Cristina Biselli Ferreira. AGENDA: I) Election of member of the Board of Directors, under the terms of the paragraph 3 of the Article 14 of the Company’s Bylaws. II) Other corporate interest issues. CLARIFICATIONS: 1) Issues were duly discussed by the Capital Defense Council of the State (CODEC), by means of Opinion #013/2005, as of 02.23.2005, related to Finance Secretary Process #12091-138629/2005, ruling on the vote of the representative of the shareholder São Paulo State Finance Department. 2) The minutes were drawn up in the summary form, pursuant to the paragraph 1 of the Article 130 of the Law 6404/76 and amendments thereto. RESOLUTIONS: The Chairman of the presiding board brought up for discussion item “I” of the Agenda, “Election of member of the Board of Directors, under the terms of the paragraph 3 of the Article 14 of the Company’s Bylaws”. Now, offering the floor to the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact, Ms. Cláudia Polto da Cunha, by virtue of the resignation of the Board Member Andrea Sandro Calabi, requested by means of the correspondence analyzed by the Joint Committee in meeting on 02.16.2005, appointed to compose the Board of Directors, in the vacant position left by him and for the remaining term of office, Mr. MARTUS ANTONIO RODRIGUES TAVARES. After the issue being brought up for discussion by the Chairman and votes were cast, the proposal of the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact, Claudia Polto da Cunha, based on said CODEC’s Opinion, and registering the dissenting opinions and respective abstentions, was unanimously approved, being elected, for the remaining term of office, the Board of Directors Member MARTUS ANTONIO RODRIGUES TAVARES, a Brazilian citizen, married, economist, domiciled in Brasília - DF, at SHIN-Setor Habitacional Interno Norte QI 10 CJ 10 Casa 23, Identity Card (RG) #587.324 SSP/CE and Individual Taxpayer's Register (CPF) #072.185.323-49. As to the monthly compensation, it shall correspond to two tenths (0.2) of what is stipulated to the Company’s CEO, with the obligation to hold a meeting per month. The investiture in the position shall observe the conditions precedent and procedures provided for by the Corporate Law and other statutory provisions, including referring to the delivery of the Statement of Assets, as well as the signature of a statement declaring the absence of legal bar. Subsequently, the Chairman brought up for discussion item “II” of the Agenda, “Other corporate interest issues”, and offering the floor to the plenary session. After offering the floor to anyone who intended to make use of it, although no one did, the Chairman requested the registration in Minutes of minority shareholders’ vote declarations, as per the declarations attached to the process of the related Meeting. The voting took place as follows: Mr. Daniel Alves Ferreira, a Brazilian citizen, married, OAB (Brazilian Bar Association)/SP 140,613, representative of the shareholders, powers of attorney of which were certified by the presiding board and recorded under number 1, presenting declaration of affirmative votes, except for the shareholder Gard P&I(Bermuda) Ltd, which abstained from voting as to item I and number 2, votes of which were affirmative, except for the shareholders HSBC Investor International Equity Fund and Alliance Collective Investment Trust, which abstained from voting as to item I of the agenda. Mr. Daniel Suguita Pasquali, a Brazilian citizen, single, OAB (Brazilian Bar Association) 230,799, representative of the shareholders, powers of attorney of which were certified by the presiding board and recorded under numbers 3 and 4, also attended the meeting and presented the declaration of vote abstention as to item I of the agenda. On his turn, Mr. Adelmo Ferreira de Lima Filho, a Brazilian citizen, single, Identity Card (RG) #30.620.540-3-SSP/SP, representative of the shareholder The Bank Of New York, power of attorney of which was certified by the presiding board and recorded under number 5, presented the following vote declaration: as to item I of the agenda, 14,897,214 votes affirmative to the approval, 47,391 dissenting opinions and 15,595 abstained from voting. Subsequently, the Chairman thanked everyone for their attendance and declared the Extraordinary General Meeting adjourned, determining these Minutes to be drawn up, which were then read, approved and signed by the Chairman, Secretary and shareholders attending the Meeting, who constitute the majority required for the resolutions taken. ATTENDANCE: the Vice-Chairman of the Board of Directors, Fernando Carvalho Braga, the representative of the shareholder São Paulo State Finance Department, attorney-in-fact, Claudia Polto da Cunha, Mr. Daniel Alves Ferreira, Mr. Daniel Suguita Pasquali, Mr. Adelmo Ferreira de Lima Filho and Maria Cristina Biselli Ferreira attended the Meeting. DOCUMENTS FILED at the Company’s General Office (PPS).

São Paulo, March 21, 2005.

FERNANDO CARVALHO BRAGA	CLÁUDIA POLTO DA CUNHA
Chairman	by São Paulo State Finance Department

MARIA CRISTINA BISELLI FERREIRA	DANIEL ALVES FERREIRA
Secretary

DANIEL SUGUITA PASQUALI	ADELMO FERREIRA DE LIMA FILHO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 24, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.